UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR
For Period Ended: September 30, 2002
	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
	[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Advanced Tissue Sciences, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):   10933 North Torrey Pines Road

City, State and Zip Code:  La Jolla, CA 92037

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 13, 2002, the board of directors of Advanced Tissue Sciences, Inc. announced a decision to undertake an orderly liquidation of the company’s assets, following an extensive review of the company’s programs and prospects after the filing on October 10, 2002 for reorganization under Chapter 11 of the U.S. Bankruptcy Code.  Since the announcement of the bankruptcy filing, the company has eliminated approximately 85 positions. In addition, the resignation of the company’s chairman, president and chief executive officer, Arthur J. Benvenuto, was announced.  The filing of the bankruptcy petition, the additional filings required on behalf of the company with the bankruptcy court, and the rapid and significant reduction in human resources has placed serious constraints on the company’s executive and financial staff.  As a result, the company has not yet completed gathering, analyzing and performing the required controls and procedures on the financial data, and has not had adequate time to fully assess the appropriate disclosures relating to the liquidation of the company’s assets, that would be necessary to complete its quarterly report on Form 10-Q for the period ended September 30, 2002.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kari McCulloch	858	713-7806
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no identify reports(s).

☒Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so:	attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the of the results cannot be made.

The results of operations for the three and nine months ended September 30, 2002 compared to the three and nine months ended September 30, 2001 reflect the following significant changes:

Total revenues for the quarter were $5.0 million compared to $10.3 million for the same quarter last year.  However, the third quarter of 2001 included a $5.0 million milestone for achieving FDA approval of Dermagraft®.  Total revenues for the nine months ended September 30, 2002 were $16.0 million compared to $20.7 million for the nine months ended September 30, 2001.

Selling, general and administrative expenses in the three months ended September 30, 2002 increased by $1.0 million to $3.2 million compared to the same period in 2001.  In the three months ended September 30, 2001 we recorded a non-cash expense of $0.8 million related to compensation expense for a variable stock option.  There was no income or expense related to the variable stock option in the third quarter of 2002.  Selling, general and administrative expenses for the nine months ended September 30, 2002 decreased by $0.8 million to $9.1 million compared to the same period in 2001.  In the nine months ended September 30, 2002 we recorded a non-cash credit of $0.7 million related to compensation expense for the variable stock option, compared to a non-cash expense for the same period in 2001 of $0.2 million.

The net loss to common stockholders for the three months ended September 30, 2002 was $10.4 million or $0.14 per share compared to $1.7 million or $0.03 per share for the three months ended September 30, 2001.  The net loss to common stockholders for the nine months ended September 30, 2002 was $26.7 million or $0.37 per share compared to $19.3 million or $0.30 per share for the nine months ended September 30, 2001.

The Dermagraft joint venture reported sales of TransCyte® and Dermagraft to customers of $2.5 million for the third quarter of 2002, compared to $1.1 million in the same quarter last year.

ADVANCED TISSUE SCIENCES, INC.

(Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2002	By:	/s/ MARK J. GERGEN

		Print Name:	Mark J. Gergen
		Print Title:	Chief Restructuring Officer

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